Exhibit 99.1

EXECUTION VERSION

EMPLOYMENT AGREEMENT

BETWEEN

SINGER MADELINE HOLDINGS, INC.

AND

MARTHA STEWART

DATED AS OF JUNE 22, 2015

AGREEMENT, dated as of June 22, 2015 (the “Effective Date”), by and between Singer Madeline Holdings, Inc. (the “Company”), and Martha Stewart (the “Founder”).

WHEREAS, the Founder is a party to an employment agreement, dated April 1, 2009, as amended, with Martha Stewart Living Omnimedia, Inc., a Delaware corporation (“Martha Stewart Living”) (the “Prior Employment Agreement); and

WHEREAS, pursuant to that Agreement and Plan of Merger by and among Martha Stewart Living, Madeline Merger Sub, Inc., Sequential Brands Group, Inc., Singer Merger Sub, Inc. and the Company, dated as of June 22, 2015 (the “Merger Agreement”), Martha Stewart Living will become a wholly-owned subsidiary of the Company;

WHEREAS, the Company recognizes that the Founder’s talents and abilities are unique and have been integral to the success of Martha Stewart Living;

WHEREAS, the Company wishes to secure the ongoing services of the Founder pursuant to the terms and conditions set forth herein, and therefore the Founder and the Company intend hereby to enter into a new amended and restated employment agreement as set forth herein;

NOW, THEREFORE, in consideration of the premises and the mutual covenants set forth below, the parties hereby agree as follows:

1.          Employment. From and after the Closing Date (as defined in the Merger Agreement) (the “Closing Date”), the Company hereby agrees to employ the Founder as Founder and Chief Creative Officer of the Company, and the Founder hereby accepts such employment, on the terms and conditions set forth below. In addition, effective as of the Closing Date, Employee shall receive an interim appointment to serve as a member of the Company’s board of directors (the “Board”) and shall continue to be nominated to serve as a member of the Board during (i) the Employment Period (and, as applicable, the Consulting Period), and (ii) during any period in which the Founder (whether through affiliates or otherwise) beneficially own at least (a) six percent (6%) of the total outstanding equity in the Company, or (b) two-thirds (2/3) of the total shares of the Company which are beneficially owned by the Founder (whether through affiliates or otherwise) on the Closing Date. This Agreement is contingent upon the occurrence of the Closing (as defined in the Merger Agreement) and shall be null and void if the Closing does not occur.

2.          Term. The Founder’s employment by the Company hereunder shall begin on the Closing Date and shall end on December 31, 2020 (the “Initial Employment Period”), but subject to earlier termination as provided herein; provided that the Initial Employment Period shall be automatically renewed for five additional calendar years ending December 31, 2025 (subject to earlier termination as provided herein) if either the aggregate Gross Licensing Revenues (as defined below) for calendar years 2018 through 2020 exceed $195 million or the Gross Licensing Revenues for calendar year 2020 equal or exceed $65 million (the “Extended Employment Period”). For purposes hereof, the “Employment Period” shall mean the Initial Employment Period, and upon the occurrence of an Extended Employment Period, both the Initial Employment Period and the Extended Employment Period. If the Employment Period is not extended past the Initial Employment Period pursuant to the first sentence of this Section 2, the Founder shall become a part-time consultant/brand ambassador for the Company for five (5) calendar years following the end of the Initial Employment Period (the “Consulting Period”) on terms reasonably acceptable to the Founder and the Company, and will receive only the compensation for such service specified in Section 8(d) (which compensation, for the avoidance of doubt, shall be due and payable to the Founder regardless of whether an agreement regarding the Founder’s part-time consulting/brand ambassadorship is entered into on terms reasonably acceptable to the Founder and the Company).

3.          Position and Duties. During the Employment Period, the Founder shall serve as Founder and Chief Creative Officer of the Company. The Founder will have the power, responsibility, duties and authority customary for a Chief Creative Officer of corporations of the size, type and nature of the Company and which are substantially consistent with her creative duties and authority with respect to her current services with Martha Stewart Living (including those duties and authority with respect to the Company’s business not involving Martha Stewart Living as are reasonable, to be mutually agreed upon between the Founder and the CEO of the Company (the “CEO”) from time to time).

The Founder shall report directly to the CEO. Unless otherwise authorized by the CEO, during the Employment Period, the Founder shall devote substantially all of her working time, attention and energies during normal business hours (other than absences due to illness or vacation) to the performance of her duties for the Company and Martha Stewart Living. Without limitation, during the Employment Period, the Founder will make herself reasonably available, subject to her prior personal and professional commitments, for all appearances, events and related activities specified or agreed to under the Company’s and Martha Stewart Living’s licensing agreements in effect as of the Closing Date (but, for the avoidance, any extensions or modifications of such licensing agreements which provide for additional appearances, events or similar activities shall require the consent of the Founder). During the Employment Period, subject at all times to her prior personal and professional commitments, the Founder shall be reasonably available for promotional activities and shall also provide endorsement services to promote the Company’s products and services from time-to-time during the Employment Period consistent with her past practices with Martha Stewart Living (collectively, “Promotional Services”).

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Notwithstanding the above, the Founder shall be permitted, to the extent such activities do not violate, or substantially interfere with her performance of her duties and responsibilities under this Agreement during the Employment Period, or any other agreement to which she and the Company are parties, in all cases except for (iii), as determined by the CEO and the Board, to (i) engage in motion picture, television, public speaking and publishing activities, (ii) appear from time to time in commercials and/or advertisements that do not present a conflict with the Company’s or Martha Stewart Living’s interests with respect to its products or significant business relationships, in all cases subject to the approval of the Board, (iii) manage her personal, financial and legal affairs (including writing her autobiography), (iv) serve on civic or charitable boards or committees (it being expressly understood and agreed that the Founder’s continuing to serve on any such board and/or committees on which she is serving, or with which she is otherwise associated, as of the Closing Date, shall be deemed not to interfere with her performance of her duties and responsibilities under this Agreement), (v) serve on boards of other companies and (vi) make personal appearances and lectures, and the Founder shall be entitled to receive and retain all remuneration received by her from the items listed in clauses (i) through (vi) of this paragraph (including, without limitation, appearance and speaking fees, book advances, royalties, residuals and other fees and compensation (including guild and union payments) payable therewith) outside the performance of her duties hereunder. In addition, the Founder is entitled to engage in motion picture and television activities on behalf of third parties and to receive and retain all remuneration therefrom, so long as such activities do not substantially interfere with the performance of her duties and responsibilities hereunder. The Founder and the Company agree that, to the extent that any such third party production would require the Founder to provide recurring services, she may provide such services so long as the Company receives one-third of any talent fee that would be payable in respect of her services as a performer. The Founder will be entitled to retain the remainder of such talent fees. For the avoidance of doubt, where the Founder’s services do not require recurring services that could interfere with her duties and responsibilities hereunder, she shall continue to have the right to receive and retain all of the fees payable.

4.          Place of Performance. During the Employment Period, the locations of employment of the Founder shall be in New York City, New York (which office location shall remain the headquarters of Martha Stewart Living) and Bedford, New York, in the Founder’s reasonable discretion, and the Founder shall not be required to relocate her employment to any other location. During the Employment Period (and during any period the Founder is entitled to the Existing Expense Reimbursements pursuant to Section 8), the Company shall not terminate, other than for “cause” (as such term is defined in the Company’s severance plan applicable to all of its employees), any of the employees (or replacements of such employees) listed on Exhibit A attached hereto and such individuals shall continue to receive no less than their current compensation and level of benefits as provided for on the date hereof; provided that the Company shall not be required to pay compensation or benefits to any such person in excess of such individual’s compensation and benefits on the date hereof. In addition, the Company shall provide the Founder with the same offices in New York, New York that were provided by Martha Stewart Living through at least the expiration of the current lease on January 31, 2018.

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5.          Compensation and Related Matters.

(a)          Base Compensation. In consideration of her performance of her duties hereunder, during the Employment Period the Company shall pay the Founder base compensation at the rate of Five Hundred Thousand Dollars ($500,000) per year (the “Base Compensation”). The Base Compensation shall be paid in approximately equal installments in accordance with the Company’s customary payroll practices and subject to all applicable income and employment tax withholdings. The Base Compensation may be increased by the Board in its sole discretion. If the Base Compensation is increased by the Board, such increased Base Compensation shall then constitute the Base Compensation for all purposes under this Agreement.

(b)          Annual Bonus. For each year during the Employment Period, to the extent that the Company pays bonuses to other senior executives in addition to contractually-committed amounts, the CEO and the Board will consider an appropriate discretionary bonus for the Founder.

(c)          Guaranteed Payment. In addition, for each calendar year during the Employment Period commencing with 2015, the Founder shall receive a guaranteed annual payment of One Million Three Hundred Thousand Dollars ($1,300,000) (the “Guaranteed Payment”), pro rated for partial years of employment during the Employment Period. The Guaranteed Payment shall be paid at the same time as Base Compensation is paid and shall be subject to all applicable income and employment tax withholding.

(d)          Incentive Payments. For each calendar year during the Employment Period commencing on or after January 1, 2016, the Company shall pay the Founder an amount equal to ten percent (10%) of Gross Licensing Revenues earned by the Company during such calendar year in excess of Forty Six Million Dollars ($46,000,000). Any such amount shall be paid no later than March 15 of the year following the calendar year to which it relates. For purposes hereof, “Gross Licensing Revenues” means total revenues (including, without limitation, licensing royalties (and, for the avoidance of doubt minimum royalties, and other measurable consideration which can be reduced to monetary value)) earned and received by the Company from the licensing of the Martha Stewart brand (including, all associated and related marks, but excluding publishing and media).

(e)          Vacation. During the Employment Period, the Founder shall be entitled to six weeks of vacation per year. Vacation not taken during the applicable fiscal year (but not in excess of three weeks) shall be carried over to the next following fiscal year.

(f)          Welfare, Pension and Incentive Benefit Plans. During the Employment Period, the Founder (and her eligible spouse and dependents) shall be entitled to participate in all welfare benefit plans and programs maintained by the Company from time to time for the benefit of its senior executives, including, without limitation, all medical, hospitalization, dental, disability, accidental death and dismemberment, travel accident and life insurance plans, programs and arrangements. In addition, during the Employment Period, the Founder shall be eligible to participate in all pension, retirement, savings and other employee benefit plans and programs maintained from time to time by the Company for the benefit of its senior executives, other than any equity-based incentive plans, severance plans, retention plans and any annual cash incentive plan.

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(g)          Equity Awards. The Founder shall participate in any equity incentive program approved by the Compensation Committee of the Board on the same basis as senior executives of the Company.

(h)          Expenses. The Company shall directly pay or reimburse the Founder for customary and reasonable expenses incurred in connection with her performance of duties for the Company in accordance with the Company’s expense reimbursement policy for its senior executives and for other reasonable and customary expenses (not to exceed $100,000 per year) as are approved in advance by the CEO. In addition, the Company shall directly pay or reimburse the Founder for all reasonable expenses she incurs in connection with any service days spent providing Promotional Services (including first class travel, hotel accommodations, and hair and make-up services); for the avoidance of doubt, such payments shall not be subject to or taken into account with respect to the $100,000 cap referred to in the immediately-preceding sentence. In addition, the Company will continue to pay for and reimburse the Founder for her expenses in accordance with the Prior Employment Agreement and the expense policy in place for Martha Stewart Living on the Effective Date as specified in Exhibit B, provided that in no event shall the aggregate budget for years after 2015 be increased or decreased except by mutual agreement of the CEO and the Founder (the “Existing Expense Reimbursements”).

(i)          Legacy Payments. Beginning with calendar years commencing on or after January 1, 2026, the Company shall pay the Founder three and one-half percent (3.5%) of Gross Licensing Revenues for each such calendar year for the remainder of the Founder’s life (with a minimum of five (5) years of payments, to be made to the Founder’s estate for the period from January 1, 2026 (or, if later, the Founder’s death) through December 31, 2030 if the Founder dies before December 31, 2030) (the “Legacy Payments” and, the period with respect to which the Legacy Payments are made, the “Legacy Payment Period”). The Legacy Payments shall be paid on a calender quarter basis and shall be accompanied by a detailed statement setting forth each licensee, the gross sales by each such licensee and the revenues received from each such licensee. The Legacy Payments described in this Section 5(i) shall be made regardless of the time or reason for the Founder’s termination of employment.

(j)          Audit. The Founder’s representatives may, during regular business hours and upon reasonable advance notice to the Company, during the period for which the Founder (or her estate) is entitled to any payments hereunder and for one year thereafter, audit the Company’s books of account and records and examine and copy all documents and materials relating to the this Agreement and activities hereunder, including the books of account and records, invoices, credits and shipping documents and all information related to the determination of Gross Licensing Revenues. If any such audit finds that any of the Company’s payments hereunder were less than the amount that should have been paid and the Company agrees with such finding, the payment required to be made to eliminate the discrepancy, plus interest at the rate of five percent (5%) per annum, shall be made promptly, and, if the discrepancy is ten percent (10%) or more of the amount actually paid for the subject period, the Company promptly shall reimburse the Founder for the actual cost and expenses of the audit.

6.          Termination. The Founder’s employment hereunder may be terminated during the Employment Period under the following circumstances:

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(a)          Death. The Founder’s employment hereunder shall terminate upon her death.

(b)          Disability. The Company shall have the right to terminate the Founder’s employment as a result of the Founder’s Disability (as defined below) as determined by a physician selected by the Founder, and reasonably acceptable to the Company. “Disability” shall mean (i) the Founder’s inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months; (ii) the Founder is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering the Founder; or (iii) the Founder is determined to be totally disabled by the Social Security Administration.

(c)          Cause. The Company shall have the right to terminate the Founder’s employment for “Cause.” For purposes of this Agreement, the Company shall have “Cause” to terminate the Founder’s employment only upon the Founder’s:

(i)          willful gross misconduct or conviction of a felony after the Effective Date that, in either case, results in material and demonstrable damage to the business or reputation of the Company; or

(ii)         willful and continued failure to perform her duties hereunder (other than such failure resulting from legal necessity or after the issuance of a Notice of Termination by the Founder for Good Reason) within ten business days after the Company delivers to her a written demand for performance that specifically identifies the actions to be performed.

For purposes of this Section 6(c), no act or failure to act by the Founder shall be considered “willful” if such act is done by the Founder in the good faith belief that such act is or was to be beneficial to the Company or one or more of its businesses, or such failure to act is due to the Founder’s good faith belief that such action would be materially harmful to the Company or one of its businesses. Cause shall not exist unless and until the Company has delivered to the Founder a copy of a resolution duly adopted by a majority of the Board (excluding the Founder for purposes of determining such majority) at a meeting of the Board called and held for such purpose after reasonable (but in no event less than thirty days’) notice to the Founder and an opportunity for the Founder, together with her counsel, to be heard before the Board, finding that in the good faith opinion of the Board that “Cause” exists, and specifying the particulars thereof in detail. This Section 6(c) shall not prevent the Founder from challenging in any court of competent jurisdiction the Board’s determination that Cause exists or that the Founder has failed to cure any act (or failure to act) that purportedly formed the basis for the Board’s determination.

(d)          Good Reason. The Founder may terminate her employment for “Good Reason” after giving the Company detailed written notice thereof, if the Company shall have failed to cure the event or circumstance constituting “Good Reason” within ten business days after receiving such notice. Good Reason shall mean the occurrence of any of the following without the written consent of the Founder:

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(i)          the assignment to the Founder of duties materially inconsistent with this Agreement or a material adverse change in her titles or responsibilities (and, for the avoidance of doubt, Employee no longer serving as a member of the Board shall not constitute Good Reason unless the Company has not nominated the Founder for the Board);

(ii)         the Company’s failure to nominate the Founder for the Board in accordance with the provisions of Section 1;

(iii)        any failure by the Company to comply with Section 5 hereof in any material way;

(iv)        the requirement by the Company that the Founder relocate her primary offices outside of New York, New York;

(v)         the failure of the Company to comply with and satisfy Section 12(a) of this Agreement; or

(vi)        any material breach of this Agreement by the Company.

The Founder’s continued employment shall not constitute consent to, or a waiver of rights with respect to, any act or failure to act constituting Good Reason hereunder.

(e)          Without Cause. The Company shall have the right to terminate the Founder’s employment hereunder without Cause by providing the Founder with a Notice of Termination.

(f)          Without Good Reason. The Founder shall have the right to terminate her employment hereunder without Good Reason by providing the Company with a Notice of Termination.

7.          Termination Procedure.

(a)          Notice of Termination. Any termination of the Founder’s employment by the Company or by the Founder during the Employment Period (other than pursuant to Section 6(a)) shall be communicated by written Notice of Termination to the other party. For purposes of this Agreement, a “Notice of Termination” shall mean a notice indicating the specific termination provision in this Agreement relied upon and setting forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Founder’s employment under that provision.

(b)          Date of Termination. “Date of Termination” shall mean (i) if the Founder’s employment is terminated by her death, the date of her death, (ii) if the Founder’s employment is terminated pursuant to Section 6(b), thirty (30) days after the date of receipt of the Notice of Termination (provided that the Founder does not return to the substantial performance of her duties on a full-time basis during such thirty (30) day period), and (iii) if the Founder’s employment is terminated for any other reason, the date on which a Notice of Termination is given or any later date (within thirty (30) days after the giving of such notice) set forth in such Notice of Termination.

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8.          Compensation upon Termination or During Disability. In the event the Founder is disabled or her employment terminates during the Employment Period, the Company shall provide the Founder with the payments and benefits set forth below. The Founder acknowledges and agrees that the payments set forth in this Section 8 constitute liquidated damages for termination of her employment during the Employment Period. For the avoidance of doubt, the termination of the Founder’s employment for any reason after the Employment Period ends shall not entitle the Founder to any payments pursuant to this Section 8 (other than the Accrued Obligations to the extent provided below).

(a)          Termination by Company without Cause or by the Founder for Good Reason. If the Founder’s employment is terminated by the Company without Cause (other than Disability) or by the Founder for Good Reason, subject in all respects to the application of Section 21(b) below, and (except with respect to the payments to be provided pursuant to section 8(a)(i)) subject to the Founder executing (and not revoking) a release of claims in the form attached hereto as Exhibit C (the “Release”) within twenty-one (21) days following the Date of Termination:

(i)          the Company shall pay to the Founder (A) a lump sum payment equal to the sum of accrued Base Compensation and accrued vacation pay through the Date of Termination, (B) the Guaranteed Payment, payable for each year remaining in the then-current Employment Period (as if no Date of Termination had occurred) at the time(s) payable pursuant to Section 5(c), (C) the Legacy Payments, payable at the time(s) payable during the Legacy Payment Period pursuant to Section 5(i) and (D) accrued expenses incurred before the Date of Termination and payable pursuant to Section 5(h);

(ii)         in addition to the amounts set forth in clause (i) above, if the Date of Termination occurs during the Initial Employment Period, the Company shall continue to pay the Base Compensation and the Existing Expense Reimbursements and make the payments specified in Section 5(d) through the end of the Initial Employment Period (in each such case as if no Date of Termination had occurred during such period), and, unless the Founder becomes entitled to continue to receive the payments set forth in clause (iii)(B) below, the Founder also will receive the payments pursuant to Section 8(d) below, in accordance with and during the five-year period set forth therein;

(iii)        in addition to the amounts set forth in clause (i) above, if (A) the Date of Termination occurs during the Extended Employment Period, or (B) the Date of Termination occurs during the Initial Employment Period but the Employment Period would have been extended for another five years pursuant to Section 2 (based on achievement of the criteria specified therein) had the Founder otherwise remained employed through the end of the Initial Employment Period, the Company shall continue to pay the Base Compensation, the Guaranteed Payment, the Existing Expense Reimbursements and the payments specified in Section 5(d), in each case through the end of the Extended Employment Period as if no Date of Termination had occurred during such period (without duplication of any amount payable pursuant to clause (ii) immediately above);

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(iv)        the Company shall continue to provide the Founder and her eligible spouse and dependents for a period equal to the greater of (A) the remaining term of the Employment Period (as if no Date of Termination had occurred), or (B) three years following the Date of Termination, the medical, hospitalization, dental and life insurance programs provided for in Section 5(f), as if she had remained employed; provided, that if the Founder, her spouse or her eligible dependents cannot continue to participate in the Company programs providing such benefits, the Company shall arrange to provide the Founder and her spouse and dependents with the economic equivalent of the benefits they otherwise would have been entitled to receive under such plans and programs; and provided, further, that such benefits shall terminate on the date or dates the Founder becomes eligible to receive equivalent coverage and benefits under the plans and programs of a subsequent employer at an equivalent cost to the Founder (such coverage and benefits to be determined on a coverage-by-coverage, or benefit-by-benefit, basis);

(v)         until the third anniversary of the Date of Termination, the Company shall continue to provide the Founder with an office and an assistant (of the Founder’s choice) in New York, New York and Bedford, NY; and

(vi)        the Founder shall be entitled to any other rights, compensation and/or benefits as may be due to the Founder in accordance with the terms and provisions of any agreements, plans or programs of the Company (other than any severance-based plan or program).

The payments and benefits provided for in clause (i) above are hereinafter referred to as the “Accrued Obligations.” To the extent any of the benefits provided for in clauses (ii) – (vi) above are taxable to the Founder, and except as permitted by Section 409A (as defined in Section 21(a) below), any right to reimbursement or in-kind benefits will not be subject to liquidation or exchange for another benefit, the amount of expenses eligible for reimbursement, or in-kind benefits, provided during any taxable year it will not affect the expenses eligible for reimbursement in a later taxable year, and any payments for reimbursements will be paid on or before the last day of the taxable year following the taxable year in which the expense was incurred.

(b)          Cause or by Founder without Good Reason. If the Founder’s employment is terminated by the Company for Cause or by the Founder other than for Good Reason, then the Company shall provide the Founder with her Accrued Obligations. The Company shall have no further obligation to the Founder hereunder (other than, for the avoidance of doubt, the Legacy Payments).

(c)          Death or Disability. Upon the Founder’s death or Disability (including, death or Disability which occurs prior to Closing) (i) on or before the end of the Initial Employment Period, the Company will continue to pay the Base Compensation, the Guaranteed Payment, and the payments described in Section 5(d) through December 31, 2020 and, for calendar years 2021 through 2025, the Company will pay the Founder (or, as applicable, her estate) four percent (4%) of Gross Licensing Revenues for each such year; or (ii) after the fifth year following Closing, the Company will pay the Founder (or, as applicable, her estate) four percent (4%) of Gross Licensing Revenues for each year commencing with the year in which such death or Disability occurs through December 31, 2025. For the avoidance of doubt, the Legacy Payments shall also be paid at the time(s) payable during the Legacy Payment Period pursuant to Section 5(i).

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(d)          Non-Extension of Employment Period. If the Employment Period is not extended pursuant to the last sentence of Section 2, the Founder shall be entitled to (i) the Accrued Obligations and (ii) the following amounts for each of the five (5) calendar years in the Consulting Period: (A) if both Gross Licensing Revenues are less than $51 million for calendar year 2020 and aggregate Gross Licensing Revenues for calendar years 2018 through 2020 are less than $153 million, $1,500,000 per year; (B) if Gross Licensing Revenues are between $51 million and $55,999,999 for calendar year 2020 and aggregate Gross Licensing Revenues for calendar years 2018 through 2020 were equal to or greater than $153 million (but were less than $168 million), $3 million per year; or (C) if Gross Licensing Revenues equal or exceed $56 million for calendar 2020 (but are less than $61 million) or Gross Licensing Revenues for calendar years 2018 through 2020 equaled or exceeded $168 million (but were less than $183 million), $4.5 million per year. Such amounts shall be paid quarterly and in no event no later than March 15 of the calendar year following the calendar year to which they relate. For the avoidance of doubt, the Legacy Payments shall also be paid at the time(s) payable during the Legacy Payment Period pursuant to Section 5(i).

(e)          Mitigation. The Founder shall not be required to mitigate damages with respect to the termination of her employment under this Agreement by seeking other employment or otherwise and there shall be no offset against amounts due the Founder under this Agreement on account of subsequent employment except as specifically provided in this Section 8. Additionally, amounts owed to the Founder under this Agreement shall not be offset by any claims the Company may have against the Founder, and the Company’s obligation to make the payments provided for in this Agreement, and otherwise to perform its obligations hereunder, shall not be affected by any other circumstances, including, without limitation, any counterclaim, recoupment, defense or other right which the Company may have against the Founder or others.

9.          Confidential Information; Noncompetition; Nonsolicitation; Nondisparagement.

(a)          Confidential Information. Except as may be required or appropriate in connection with her carrying out her duties under this Agreement, the Founder shall not, without the prior written consent of the Company or as may otherwise be required by law or any legal process, or as is necessary in connection with any adversarial proceeding against the Company (in which case the Founder shall cooperate with the Company in obtaining a protective order at the Company’s expense against disclosure by a court of competent jurisdiction), communicate, to anyone other than the Company and those designated by the Company or on behalf of the Company in the furtherance of its business or to perform her duties hereunder, any trade secrets, confidential information, knowledge or data relating to the Company, its affiliates or any businesses or investments of the Company or its affiliates, obtained by the Founder during the Founder’s employment by the Company and MSLO LLC that is not generally available public knowledge (other than by acts by the Founder in violation of this Agreement.)

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(b)          Noncompetition. During the Employment Period and until the 12-month anniversary of the Founder’s Date of Termination if the Founder’s employment is terminated by the Company for Cause or the Founder terminates employment without Good Reason, the Founder shall not engage in or become associated with any Competitive Activity. For purposes of this Section 9(b), a “Competitive Activity” shall mean any business or other endeavor that engages in any country in which the Company has significant business operations to a significant degree in a business that directly competes with all or any substantial part of any of the Company’s businesses of (i) producing television and other video programs, (ii) designing, developing, licensing, promoting and selling merchandise through catalogs, direct marketing, Internet commerce and retail stores of the product categories in which the Company so participates using the Founder’s name, likeness, image, or voice to promote or market any such product or service, (iii) the creation, publication or distribution of regular or special issues of magazines, and (iv) any other business in which the Company or Martha Stewart Living is engaged during the last twelve (12) months of the Employment Period (the activities described in clauses (i) through (iv), in each case determined as of the date of the action alleged to be Competitive Activity, (the “Businesses”); provided, that, a Competitive Activity shall not include (i) any speaking engagement to the extent such speaking engagement does not promote or endorse a product or service which is competitive with any product or service of the Company, (ii) the writing of any book or article relating to subjects other than the Businesses (e.g., nonfiction relating to the Founder’s career or general business advice) or (iii) the television, video or music business so long as such activity does not relate to the Businesses. The Founder shall be considered to have become “associated with a Competitive Activity” if she becomes involved as an owner, employee, officer, director, independent contractor, agent, partner, advisor, or in any other capacity calling for the rendition of the Founder’s personal services, with any individual, partnership, corporation or other organization that is engaged in a Competitive Activity and her involvement relates to a significant extent to the Competitive Activity of such entity; provided, however, that the Founder shall not be prohibited from (a) owning less than one percent (1%) of any publicly traded corporation, whether or not such corporation is in competition with the Company, or investing in any mutual fund or other investment fund over which the Founder has no investment discretion or (b) serving as a director of a corporation or other entity the primary business of which is not a Competitive Activity. If, at any time, the provisions of this Section 9(b) shall be determined to be invalid or unenforceable, by reason of being vague or unreasonable as to area, duration or scope of activity, this Section 9(b) shall be considered divisible and shall become and be immediately amended to only such area, duration and scope of activity as shall be determined to be reasonable and enforceable by the court or other body having jurisdiction over the matter; and the Founder agrees that this Section 9(b) as so amended shall be valid and binding as though any invalid or unenforceable provision had not been included herein.

(c)          Nonsolicitation. During the Employment Period, and for 12 months after the Founder’s Date of Termination if the Founder’s employment is terminated by the Company for Cause or the Founder terminates employment without Good Reason, the Founder will not, directly or indirectly, (1) solicit for employment by other than the Company any person (other than any personal secretary or assistant hired to work directly for the Founder) employed by the Company or its affiliated companies as of the Date of Termination, (2) solicit for employment by other than the Company any person known by the Founder (after reasonable inquiry) to be employed at the time by the Company or its affiliated companies as of the date of the solicitation or (3) solicit any customer or other person with a business relationship with the Company or any of its affiliated companies to terminate, curtail or otherwise limit such business relationship.

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(d)          Non-disparagement. During the Employment Period and for two (2) years thereafter, (i) neither the Founder, nor anyone acting on behalf of the Founder, shall make or publish any disparaging or derogatory statement (whether written or oral) regarding the Company or any of its affiliated companies or businesses that are known to the Founder to be so affiliated, the individuals who serve as members of the Board during such period or those individuals who serve in positions of executive vice president or more senior positions at the Company during the Employment Period and, during the two-year period thereafter, only such individuals whose titles are publicly available, based on the Company’s website, in each such case in any public communication, or in any non-public communication with any member of the media or with any other person which may be reasonably expected to be publicly disseminated to the press or the media, and (ii) neither the Company nor any of its affiliated companies or businesses or their affiliates, individuals who serve as members of the Board during such period, or those individuals who serve in positions of executive vice president or more senior positions at the Company , nor anyone authorized by the Company to speak on behalf of the Company, shall make or publish any disparaging or derogatory statement (whether written or oral) regarding the Founder in any public communication, or in any non-public communication with any member of the media or with any other person which may be reasonably expected to be publicly disseminated to the press or the media.

(e)          Injunctive Relief. In the event of a breach or threatened breach of this Section 9, the Founder agrees that the Company shall be entitled to injunctive relief in a court of appropriate jurisdiction to remedy any such breach or threatened breach, the Founder acknowledging that damages would be inadequate and insufficient.

10.         Indemnification.

(a)          General. The Company agrees that if the Founder is made a party or is threatened to be made a party to any audit, action, suit or proceeding, whether civil, criminal, regulatory, administrative or investigative (a “Proceeding”), by reason of the fact that the Founder is or was a trustee, director, officer or employee of the Company, MSLO LLC, or any predecessor to MSLO LLC (including any sole proprietorship owned by the Founder) or any of their affiliates or is or was serving at the request of the Company, MSLO LLC, any predecessor to MSLO LLC (including any proprietorship owned by the Founder), or any of their affiliates as a trustee, director, officer, member, employee or agent of another corporation or a partnership, joint venture, limited liability company, trust or other enterprise, including, without limitation, service with respect to employee benefit plans, whether or not the basis of such Proceeding is alleged action in an official capacity as a trustee, director, officer, member, employee or agent while serving as a trustee, director, officer, member, employee or agent, the Founder shall be indemnified and held harmless by the Company to the fullest extent authorized by Delaware law, as the same exists or may hereafter be amended, against all Expenses incurred or suffered by the Founder in connection therewith. Such indemnification and this Section 10(a) shall continue as to the Founder even if the Founder has ceased to be an officer, director, trustee or agent, or is no longer employed by the Company and shall inure to the benefit of her heirs (including trusts and trustees), executors and administrators or upon any termination of this Agreement. In addition, the Company shall indemnify and hold harmless the Founder in connection with any claim for indemnification under clause (bb) of paragraph 11(a) of the Production Agreement (as defined in the Prior Employment Agreement).

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(b)          Expenses. As used in this Agreement, the term “Expenses” shall include, without limitation, damages (whether punitive or otherwise), losses, judgments, liabilities, fines, penalties, excise and other penalty taxes, compensation and benefits payable to employees, consultants and independent contractors, settlements, and costs (including out-of-pocket expenses), attorneys’ fees, accountants’ fees, and disbursements and costs of attachment or similar bonds, investigations, and any expenses of establishing a defense in any Proceeding and any right to indemnification under this Agreement.

(c)          Enforcement. If a claim or request under this Section 10 is not paid by the Company or on its behalf, within thirty (30) days after a written claim or request has been received by the Company, the Founder may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim or request and if successful in whole or in part, the Founder shall be entitled to be paid also the expenses of prosecuting such suit. All obligations for indemnification hereunder shall be subject to, and paid in accordance with, applicable Delaware law.

(d)          Partial Indemnification. If the Founder is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of any Expenses, but not, however, for the total amount thereof, the Company shall nevertheless indemnify the Founder for the portion of such Expenses to which the Founder is entitled.

(e)          Advance of Expenses. Expenses incurred by the Founder in connection with any Proceeding shall be paid by the Company in advance upon request of the Founder that the Company pay such Expenses, but only in the event that the Founder shall have delivered in writing to the Company (i) an undertaking to reimburse the Company for Expenses with respect to which the Founder is not entitled to indemnification and (ii) a statement of her good faith belief that the standard of conduct necessary for indemnification by the Company has been met.

(f)          Notice of Claim. The Founder shall give to the Company notice of any claim made against her for which indemnification will or could be sought under this Agreement. In addition, the Founder shall give the Company such information and cooperation as it may reasonably require and as shall be within the Founder’s power and at such times and places as are convenient for the Founder.

(g)          Defense of Claim. With respect to any Proceeding as to which the Founder notifies the Company of the commencement thereof:

(i)          The Company will be entitled to participate therein at its own expense;

(ii)         Except as otherwise provided below, to the extent that it may wish, the Company will be entitled to assume the defense thereof, with counsel reasonably satisfactory to the Founder, which in the Company’s sole discretion may be regular counsel to the Company and may be counsel to other officers and directors of the Company or any subsidiary. The Founder also shall have the right to employ her own counsel in such action, suit or proceeding if she reasonably concludes that failure to do so would involve a conflict of interest between the Company and the Founder, and under such circumstances the fees and expenses of such counsel shall be at the expense of the Company.

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(iii)        The Company shall not be liable to indemnify the Founder under this Agreement for any amounts paid in settlement of any action or claim effected without its written consent. The Company shall not settle any action or claim in any manner which would impose any penalty that would not be paid directly or indirectly by the Company or limitation on the Founder without the Founder’s written consent. Neither the Company nor the Founder will unreasonably withhold or delay their consent to any proposed settlement.

(h)          Non-Exclusivity. The right to indemnification and the payment of expenses incurred in defending a Proceeding in advance of its final disposition conferred in this Section 10 shall not be exclusive of any other right which the Founder may have or hereafter may acquire under any statute or certificate of incorporation or by-laws of the Company or any subsidiary, agreement, vote of shareholders or disinterested directors or trustees or otherwise.

(i)          Timing of Reimbursements or Expenses. To the extent required under Section 409A (as defined in Section 21(a) below), any reimbursements or expenses provided under this Section 10 shall be subject to the limitations on payment and reimbursement of taxable expenses set forth in Section 8(a).

11.         Legal Fees and Expenses. If any contest or dispute shall arise between the Company and the Founder regarding any provision of this Agreement, the Company shall reimburse the Founder for all legal fees and expenses reasonably incurred by the Founder in connection with such contest or dispute, but only if the Founder prevails to a substantial extent with respect to the Founder’s claims brought and pursued in connection with such contest or dispute. Such reimbursement shall be made as soon as practicable following the resolution of such contest or dispute (whether or not appealed) to the extent the Company receives written evidence of such fees and expenses. In addition to the foregoing, the Company shall reimburse the Founder for all legal and other advisor fees incurred by her in connection with the negotiation and execution of this Agreement and the agreements relating to the Merger Agreement, up to a maximum reimbursement of Four Million Dollars ($4,000,000). To the extent required under Section 409A (as defined in Section 21(a) below), any reimbursements or expenses provided under this Section 11 shall be subject to the limitations on payment and reimbursement of taxable expenses set forth in Section 8(a).

12.         Successors; Binding Agreement.

(a)          Company’s Successors. No rights or obligations of the Company under this Agreement may be assigned or transferred, except that the Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. As used in this Agreement, “Company” shall include any successor to its business and/or assets (by merger, purchase or otherwise) which executes and delivers the agreement provided for in this Section 12 or which otherwise becomes bound by all the terms and provisions of this Agreement by operation of law.

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(b)          Founder’s Successors. No rights or obligations of the Founder under this Agreement may be assigned or transferred by the Founder other than her rights to payments or benefits hereunder, which may be transferred only by will or the laws of descent and distribution. Upon the Founder’s death, this Agreement and all rights of the Founder hereunder shall inure to the benefit of and be enforceable by the Founder’s beneficiary or beneficiaries, personal or legal representatives, or estate, to the extent any such person succeeds to the Founder’s interests under this Agreement. If the Founder should die following her Date of Termination while any amounts would still be payable to her hereunder if she had continued to live, all such amounts unless otherwise provided herein shall be paid in accordance with the terms of this Agreement to such person or persons so appointed in writing by the Founder, or otherwise to her legal representatives or estate.

13.         Notice. For the purposes of this Agreement, notices, demands and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered either personally or by United States certified or registered mail, return receipt requested, postage prepaid, addressed as follows:

If to the Founder:

At her residence address most recently filed with the Company.

with a copy (which shall not constitute notice) to:

Grubman Shire & Meiselas, P.C.

152 West 57th Street

New York, NY 10019

Attention: Allen J. Grubman; Lawrence Shire; Eric Sacks

Email: AGrubman@gispc.com; lshire@gispc.com; esacks@gispc.com

If to the Company:

Martha Stewart Living Omnimedia, Inc.

601 West 26th Street

New York, New York 10001

Attention: General Counsel

or to such other address as any party may have furnished to the others in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

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14.         Miscellaneous. No provisions of this Agreement may be amended, modified, or waived unless such amendment or modification is agreed to in writing signed by the Founder and by a duly authorized officer of the Company, and such waiver is set forth in writing and signed by the party to be charged. No waiver by either party hereto at any time of any breach by the other party hereto of any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement. The respective rights and obligations of the parties hereunder of this Agreement (including, without limitation, the Founder’s right to be nominated for a Board seat under Section 1 above) shall survive the Founder’s termination of employment and the termination of this Agreement to the extent necessary for the intended preservation of such rights and obligations. Except as otherwise provided in Section 10 hereof with respect to indemnification under Delaware law, the validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of New York without regard to its conflicts of law principles.

15.         Key Person Insurance. The Company may, at its discretion and expense, apply for and procure in its own name and for its own benefit “key person” or other life insurance and/or disability insurance on the Founder in any amount or amounts considered advisable. The Founder agrees to submit to any reasonably requested physical examination in connection with the Company’s purchase of such insurance. The results of any such physical examination will be kept confidential by the Company and will only be disclosed to the extent required to obtain such insurance. The Founder agrees to cooperate fully and supply any information and execute and deliver any applications or other instruments in writing as may be reasonably necessary in connection with the underwriting, purchase and/or retention of any insurance policy by the Company.

16.         Validity. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

17.         Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

18.         Entire Agreement. This Agreement and the Amended and Restated Intellectual Property License and Preservation Agreement of even date herewith, and the Amended and Restated Intangible Asset License Agreement of even date herewith set forth the entire agreement of the parties hereto in respect of the subject matter contained herein and, upon the commencement of the Employment Period, supersede all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of any party hereto in respect of such subject matter including, without limitation, the Prior Employment Agreement. The parties agree that the Prior Employment Agreement will terminate effective as of 11.59 PM on the day immediately preceding the Closing Date.

19.         Withholding. All payments hereunder shall be subject to any required withholding of Federal, state and local taxes pursuant to any applicable law or regulation.

20.         Section Headings. The section headings in this Employment Agreement are for convenience of reference only, and they form no part of this Agreement and shall not affect its interpretation.

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21.         Section 409A.

(a)          The intent of the parties is that payments and benefits under this Agreement comply with Section 409A of the Internal Revenue Code of 1986, as amended, and the guidance issued thereunder (“Section 409A”) and, accordingly, to the maximum extent permitted, all provisions of this Agreement shall be construed in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. Founder is hereby advised to seek independent advice from her tax advisor(s) with respect to any payments or benefits under this Agreement. Notwithstanding the foregoing, the Company does not guarantee the tax treatment of any payments or benefits provided under this Agreement, whether pursuant to the Code, federal, state, local or foreign tax laws and regulations.

(b)          If the Founder is deemed on the date of termination of her “separation from service” with the Company to be a “specified employee”, each within the meaning of Section 409A(a)(2)(B) of the Code, then with regard to any payment or the providing of any benefit under this Agreement, and any other payment or the provision of any other benefit, in any such case that is required to be delayed in compliance with Section 409A(a)(2)(B) of the Code, such payment or benefit shall not be made or provided prior to the earlier of (i) the expiration of the six-month period measured from the date of the Founder’s separation from service, or (ii) the date of the Founder’s death, if and to the extent such six-month delay is required to comply with Section 409A(a)(2)(B) of the Code. In such event, on or promptly after the first business day following the six-month-delay period, all payments delayed pursuant to this Section 21 (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to the Founder in a lump sum, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein. To the extent applicable, if payment of an amount under this Agreement could be paid in one of two calendar years subject to the delivery of the Release in accordance with Section 8(a), and it is determined that payment of such amount in the earlier of such two years could constitute noncompliance with Section 409A, then such amount shall be paid in the later of such two years and otherwise in accordance with the applicable payment schedule provided for under this Agreement (subject to earlier payment upon the Founder’s death in accordance with the first sentence of this Section 21(b)).

(c)          If under this Agreement, an amount is to be paid in installments, each installment shall be treated as a separate payment for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii).

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement on this 22 day of June, 2015.

SINGER MADELINE HOLDINGS, INC.

By:	/s/ Yehuda Shmidman
Name:	Yehuda Shmidman
Title:	Chief Executive Officer

/s/ Martha Stewart
Martha Stewart

Signature Page to Martha Stewart Employment Agreement